EXHIBIT 21 — SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation
Morgan’s Creative Restaurant Concepts, Inc.	Ohio
Morgan’s Restaurants of Ohio, Inc.	Ohio
Morgan’s Restaurants of Pennsylvania, Inc.	Pennsylvania
Morgan’s Restaurants of West Virginia, Inc.	West Virginia
(fka Morgan’s Weirton Foods, Inc.)
Morgan’s Restaurants of New Jersey, Inc.	New Jersey
Morgan’s Foods of Missouri, Inc.	Missouri
Morgan’s Restaurants of New York, Inc.	New York
Morgan’s Tacos of Pennsylvania, Inc.	Pennsylvania